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                                  EXHIBIT 3(h)

                         AMENDMENT TO SELLING AGREEMENT


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                              TRILLIUM SCHEDULE I
                   CANADA LIFE INSURANCE COMPANY OF NEW YORK
                    PAYMENT SCHEDULE AS OF FEBRUARY 6, 1998


Subject to the terms and conditions of this Agreement, CLAFS will make payments of commission and expense allowance to Selling Firms based upon the premiums and purchase payments received from such Selling Firms, in accordance with applicable law, in the percentages shown below:

                            BROKER DEALER CONCESSION

OWNER'S ISSUE AGE 0-80                            OWNER'S ISSUE AGE 81-85
----------------------                            -----------------------
Option A1: 5% of premium plus .25%, on an         Option A2: 2.25% of premium plus .25% annual
annual basis, based on account value of           trail, calculated as in Option A1.
associated premium, .0625% first payable at       Option B2: 3% of premium, no trail.
end of 5th quarter of the associated premium,
end of following quarters thereafter.
Option B1: 6.5% of premium, no trail.
Option C: 2% of premium plus .75% annual
trail, calculated as in Option A1.

NOTE: ALL ASSET BASED PAYMENTS START BEING PAID IN THE FIFTH QUARTER AFTER THE POLICY IS ISSUED, ARE PAYABLE QUARTERLY THEREAFTER, AND ARE BASED ON POLICY VALUE AT THE TIME OF ASSET BASED PAYMENT CALCULATION.

ALL PAYMENTS IN THIS SCHEDULE, INCLUDING TRAIL PAYMENTS, ARE 50% COMMISSION AND 50% EXPENSE ALLOWANCE.

Chargebacks: (i) In the event a Contract is returned to CLNY pursuant to a "Free Look" provision, the full B/D concession paid thereon or retained by Selling Firm pursuant to net submission of premium or purchased payments shall be charged back to Selling Firm. (ii) Should any premium or purchase payment on any Contract issued by CLNY be refunded for any reason, Selling Firm shall repay or return B/D Concession received by it with respect to such premium or purchase payment. (iii) If a Contract was not issued as a result of failure by Selling Firm to submit to CLNY an application sufficient to satisfy state insurance laws or CLNY eligibility requirements then amounts paid to Selling Firm shall be returned or repaid. (iv) If a Contract was tendered to CLNY for redemption within ten business days of the date of activity then amounts paid to Selling Firm shall be returned or repaid. (v) For annuitizations within 6 months of issue, 100% of all B/D Concession paid to Selling Firm will be returned or repaid, offset by an amount from 1.25% to 3%, depending on the amount and duration of payout; and for annuitizations from months 7-12 after issue, 50% of all B/D Concession paid to Selling Firm shall be returned or repaid, offset by an amount from 1.25% to 3%, depending on the amount and duration of payout. For any premium or purchase payment that has been in the Contract for more than 12 months, there shall be no charge back on B/D Concession. To the extent permitted by law, the amount so charged back may, at the option of CLNY, be set off against B/D Concession otherwise due to Selling Firm. In addition, such other compensation will be payable as are from time to time agreed by the parties to the foregoing Agreement and which is in accordance with applicable law, and will be added to this Schedule.





                                      OVER
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ADJUSTMENTS FOR ADVANCE BROKER DEALER CONCESSIONS ON 1035 EXCHANGES &/OR OTHER
TRANSFERS: CLNY will advance broker dealer concessions on 1035 exchanges &/or other transfers (the "Advance"), subject to our administrative procedures, for amounts of $50,000 or greater. (Amount subject to change without notice) When the actual premiums are received, there will be an adjustment, either positive or negative, to the actual broker dealer concession previously paid. If dollar amounts are consistently over-estimated, this privilege will be discontinued. CLNY reserves the right to discontinue this practice at any time. Such Advance(s) must be repaid upon CLNY's demand. All advances are secured and collateralized against any future commissions or compensation payable to the broker dealer, and CLNY may offset any indebtedness of the broker dealer from such commissions or compensation.

Note: If there is more than one owner of a policy, the age of the oldest owner determines the level of payment.

                                EXPENSE ALLOWANCE

Total payments may consist of agent commissions, override and/or expense allowance.

If expense allowances are payable, they are subject to the following conditions and limitations:

1. Lapses and surrenders in the first year, and any returns of first year premium made by CLNY, will result in proportionate chargebacks of any expense allowances paid for said premiums.

2. No expense allowance will be used to effect compensation in excess of the limits of Section 4228 of the Insurance Law of New York.

3. No expense allowance will be due or payable after the termination of this Contract except for first year expense allowances for policies written prior to such termination.

4. Notwithstanding any of the other terms and conditions governing payment of expense allowances in this Contract, and to conform with the requirements of Section 4228 of the Insurance Law and the applicable regulations resulting therefrom and other governing sections of the law, the following will apply:

         a. The maximum expense allowance payments shall be such that when added to first year commissions, exclusive of overriding commissions not exceeding 5% of first year premiums, the total shall not exceed 91% of first year premiums for ordinary life and annuity policies and contracts other than single premium policies and contracts.

         b. The maximum expense allowance shall not exceed 100% of the commissions payable on single premium policies and contacts, or the overall 7% of premium limit.

In monitoring the maximum allowances rules in this paragraph 4, CLNY will apply those in a. and b., above, on a "per-policy" basis.